Exhibit 99.1

31 August 2023

2Q23 RESULTS CALL REGISTRATION AND PARTICIPATION DETAILS

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces registration and participation details for its results call for the three months and six months ended June 30, 2023, to be held on Wednesday, September 13, 2023, at 10.00am EDT / 3.00pm BST.

The dial-in number for the conference call is +1 646 787-9445 (USA) / +44 (0)20 4587 0498 (UK) / +44 (0)20 3936 2999 (all other locations) and the access code is 329784. To minimize the risk of delayed access, participants are urged to dial into the conference call by 9.40am EDT / 2.40pm BST.

A live webcast of the call will also be available at https://www.investis-live.com/burfordcapital/6499460f383e9013000dafed/rosepu, and pre-registration at that link is encouraged.

An accompanying 2Q23 results presentation for investors and analysts will also be made available on the Burford Capital website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be available until Wednesday September 27, 2023 by dialing +1 845 709-8569 (USA) / +44 (0)20 3936 3001 (UK) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 178093. A replay facility will also be accessible through the webcast at https://www.investis-live.com/burfordcapital/6499460f383e9013000dafed/rosepu.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

Important information

This notice does not constitute, or form a part of, any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares or any other securities nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.